

April 24, 2013

Via E-mail
Mr. Thomas J. McDonald
Chief Financial Officer
SSI Investments II Limited
107 Northeastern Boulevard
Nashua, NH 03062

  Re: SSI Investments II Limited
    Form 10-K for the Fiscal Year Ended January 31, 2012
    Filed April 30, 2012
    File No. 333-169857

Dear Mr. McDonald:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Patrick Gilmore

        Patrick Gilmore
        Accounting Branch Chief